UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K/A
(Amendment No. 1)

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):

April 21, 2011

The Savannah Bancorp, Inc.

(Exact name of registrant as specified in its charter)

Georgia	0-18560	58-1861820
State of Incorporation	SEC File No.	Tax I.D. No.

25 Bull Street, Savannah, GA 31401
(Address of principal executive offices) (Zip Code)

912-629-6486
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, If Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

|_| Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

|_| Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

|_| Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

|_| Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

EXPLANATORY NOTE

This Form 8-K/A is being filed as an amendment ("Amendment No. 1") to the Current Report on Form 8-K filed by Savannah Bancorp, Inc. (the "Company") with the U.S. Securities and Exchange Commission on April 26, 2011. The purpose of this Amendment No. 1 is to disclose the Company's decision as to how frequently it plans to conduct future shareholder advisory votes regarding compensation awarded to its named executive officers. As a small reporting company, the Company voluntarily elected to ask the shareholders to vote on a non-binding advisory basis on executive compensation and the frequency of future advisory votes on executive compensation.

ITEM 5.07. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

At the Company's 2011 Annual Meeting of Shareholders, the shareholders voted, on a non-binding advisory basis, to select the option of "every three years" for future advisory votes on executive compensation.

In accordance with the shareholder voting results and the Board of Directors' recommendation in the Proxy Statement for the 2011 Annual Meeting, the Company's Board of Directors determined at a meeting held on October 18, 2011 that future shareholder non-binding advisory votes on executive compensation will occur every three years. Accordingly, the next shareholder non-binding advisory vote on executive compensation will be held at the Company's 2014 Annual Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

The Savannah Bancorp, Inc. (Registrant)

By: /s/ Michael W. Harden, Jr.   Date: October 20, 2011
Michael W. Harden, Jr.
Chief Financial Officer